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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SUPER FOOD SERVICES, INC.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   867884 10 8
                      (CUSIP Number of Class of Securities)

                             NORMAN R. SOLAND, ESQ.
                               NASH-FINCH COMPANY
                            7600 FRANCE AVENUE SOUTH
                             EDINA, MINNESOTA 55435
                                 (612) 844-1153

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:

                              MARK A. KIMBALL, ESQ.
                          OPPENHEIMER WOLFF & DONNELLY
                             3400 PLAZA VII BUILDING
                             45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9272

                                NOVEMBER 7, 1996
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / /


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                              CUSIP NO.867884 10 8
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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:  NFC ACQUISITION CORPORATION
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     / /  (a)
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     / /  (b)
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3)   SEC USE ONLY
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4)   SOURCES OF FUNDS  BK, AF
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     5)   / /  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).
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6)   Citizenship or Place of Organization  DELAWARE
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     Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole voting power - 10,566,682

8)   Shared voting power

9)   Sole dispositive power - 10,566,682

10)  Shared dispositive power
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11)  Aggregate amount beneficially owned by each reporting person - 10,566,682
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12)  / /  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
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13)  Percent of Class Represented by Amount in Row 11  APPROXIMATELY 96%
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14)  Type of Reporting Person  CO

                              CUSIP NO.867884 10 8
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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:  NASH-FINCH COMPANY
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     / /  (a)
              ---------------------------------------------------
     / /  (b)
              ---------------------------------------------------
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3)   SEC USE ONLY
                   ----------------------------------------------
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4)   SOURCES OF FUNDS  BK
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5) / / Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
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6)   Citizenship or Place of Organization  DELAWARE
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Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole voting power - 10,566,682

8)   Shared voting power

9)   Sole dispositive power - 10,566,682

10)  Shared dispositive power
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11)  Aggregate amount beneficially owned by each reporting person - 10,566,682
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12)  / /  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
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13)  Percent of Class Represented by Amount in Row 11  APPROXIMATELY 96%
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14)  Type of Reporting Person CO

     This Amendment No. 1 to Schedule 13D amends the Schedule 14D-1 filed on October 8, 1996 (as amended on October 29, 1996 and November 7, 1996), which also served as the initial Schedule 13D ("Schedule 13D"), by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Nash-Finch Company, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding Common Shares, par value $1.00 per share, of Super Food Services, Inc., a Delaware corporation (the "Company"), at $15.50 per share, net to the seller in cash, without interest, and hereby amends such statement on Schedule 13D to add the supplemental information set forth below. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Schedule 14D-1, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 (corresponding to Item 6 in the initial Schedule 14D-1) is hereby amended by adding the following:

     The Offer expired according to its terms at 12:00 midnight, Eastern Standard Time, on Wednesday, November 6, 1996. Promptly thereafter, the Purchaser and Parent gave notice to the Depositary of their acceptance for payment, pursuant to the Offer, of all Shares that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 10,566,682 Shares (including approximately 157,997 Shares tendered by notice of guaranteed delivery) had been tendered. Such tendered Shares constitute approximately 96% of the Company's outstanding Shares.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1996          NASH-FINCH COMPANY


                                   By:  /s/ Alfred N. Flaten
                                        --------------------------------------
                                        Alfred N. Flaten
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                   NFC ACQUISITION CORPORATION


                                   By:       /s/ Alfred N. Flaten
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                                        Alfred N. Flaten
                                        PRESIDENT